UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  June 1, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 5 dated June 1, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

June 1, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 5, 2005
June 1, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC COMPLETES AIRBORNE SURVEY AT MONTGOLFIER PROJECT

J-Pacific Gold Inc. (J-Pacific) is pleased to announce that a 150 square kilometre airborne geophysical survey contracted to Fugro Airborne Surveys over the Montgolfier Project in March has been completed. The high-resolution magnetic and electromagnetic data over the project area, which is covered by thick glacial till, is expected shortly, and will help refine the structural and geological interpretation of the property, and will help to identify and prioritize drill targets for testing next winter.

The property consists of 127 staked claims and 50 map designated cells totalling 4,823 hectares, located in Montgolfier and Orvilliers townships in northwestern Quebec. The Montgolfier project is located approximately 35 kilometres east and along strike from the Casa Berardi Mine where Aurizon Mines Ltd. has outlined 1,2000,000 ounces of gold in the indicated category grading 6.8g Au/t and 1,600,000 inferred ounces at a grade of 7.2g Au/t (Source Aurizon website: www.aurizon.com).

The Montgolfier Project straddles approximately 23 kilometres of the strike length of the Casa Berardi fault and is underlain by geology similar to that of Aurizon's Casa Berardi Mine Project. Since acquiring the Montgolfier Project, J-Pacific has been compiling historical work and has developed local models for gold mineralization. Additional information on the Montgolfier Project can be found in a technical report entitled, "Summary Report, Montgolfier Project, Casa Berardi Region, Quebec" by SRK Consulting, which has been filed on SEDAR, and is available on the J-Pacific website at:
http://jpgold.com/our_properties/montgolfier/

Jean-Francois Couture, P.Geo. of SRK Consulting, a qualified person as defined by NI 43-101, was retained to manage the exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.